

George Kledaras · 3rd

CEO Atreyu

New York, New York, United States · 500+ connections ·

Contact info

Atreyu Group Holdings

 **Lehigh University**

Experience

CEO

Atreyu Group Holdings

Sep 2015 – Present · 5 yrs 6 mos

New York, NY, Midtown

• Offering an API as a Broker Dealer for integration into the US trading markets with compliance, risk and simplified access for quants
• Founded, developed JSON based FLIRT (Financial Language Interface for Real-time Trading)
• On-boarded first clients trading through major institutions
• Integrated into prime service and back office reporting systems, OATS reporting, post trade surveillance



Founder, Director

FIX Flyer

Feb 2006 – Nov 2015 · 9 yrs 10 mos

New York City, Downtown

Started in 2006 to re-invent electronic trading infrastructure brought on by the growth of algorithms. Now more than ever, "the securities industry needs sophisticated tools for managing diverse, networked communities, providing end investors with more transparency

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and efficiency." In addition to FIX software, includes new technology for real time t...

Chairman Advisory Council

Lehigh University Rossin College of Engineering

Feb 2005 – Mar 2011 · 6 yrs 2 mos

Assisted Dean with strategic initiatives. Grew the council from seven to over twenty members.



Trustee

Lehigh University

Jun 2004 – Jun 2010 · 6 yrs 1 mo

Public Affairs, Cultural Affairs, and Academic affairs committees. Helped position University for Biotechnology. Brought Milton Esterow, founder and publisher of Art News Magazine to campus for a lecture.



Adjunct Professor

Fordham University

2001 – 2006 · 5 yrs

Entrepreneurship lectures in the Graduate School of Business.

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Education



Lehigh University

BS, Electrical Engineering

1983 – 1987

Activities and Societies: WLVR, Entrepreneurship, Robotics Lab



New York University

MS, Mathematics

1991 – 1996

Courant Institute. Numerical Methods, Data Modeling, Black-Scholes Options Modeling applied to Fixed Income Derivatives, Complex Variable

Licenses & certifications



Series 4 Registered Options Principal

FINRA (Financial Industry Regulatory Authority)

Issued May 2017 · No Expiration Date

See credential

Series 63, Uniform Securities Agent State Law Examination

NASAA

Issued Sep 2016 · No Expiration Date



Series 24, General Securities Principal

Financial Industry Regulatory Authority (FINRA)

Issued May 2016 · No Expiration Date

See credential

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